Exhibit 99.1
News release via Canada NewsWire, Toronto 416-863-9350

     Attention News/Business Editors:
     Rogers Communications mourns passing of Founder and CEO Ted Rogers

     Visionary business icon, philanthropist, family man and proud Canadian

     TORONTO, Dec. 2 /CNW/ - It is with great sadness that the Board of
Directors of Rogers Communications Inc. announces the death of our colleague, leader and friend, Edward Samuel "Ted" Rogers, the founder of the company, a visionary communications industry pioneer and an icon in Canadian business. He was 75.
     Mr. Rogers, known for his indefatigable drive, built Rogers
Communications into a Canadian and North American leader in wireless telecommunications, cable television, broadcasting, publishing and more. Mr.
Rogers' name is synonymous with innovative, high-quality communications products across Canada, products that improved and simplified the everyday lives of Canadians.
     "We wish to express our deepest sympathy to Loretta and all of the Rogers family for this loss," said Alan Horn, Chairman of Rogers Communications and acting CEO. "Ted Rogers was one of a kind who built this company from one FM radio station into Canada's largest wireless, cable and media company. A leader also in giving to the community through his and Loretta's many philanthropic initiatives. He will be sadly missed."
     Phil Lind, Rogers Vice-Chairman, worked alongside Mr. Rogers for almost
40 years. "Our sincerest condolences to Loretta, the children and the grandchildren. He will be missed by so many. Though Ted was relentless in business and building this company over the years, he was also very much a family man. His impact on family, community and country was as impressive as his business success," Mr. Lind said.
     Mr. Rogers, who suffered from congestive heart failure, saw his health weaken over the past few years. He was surrounded by loved ones when he died at his home in Toronto.
     Mr. Rogers' successor as Chief Executive Officer will be addressed by the
Rogers Communications Inc. Board of Directors which intends to form a special committee to lead a search considering internal and external candidates. In the meantime, Alan Horn, Chairman of Rogers Communications Inc., will continue to serve as acting Chief Executive Officer and lead the company's office of the president.
     Funeral arrangements will be announced by the family.

     About the company:

     Rogers is a diversified Canadian communications and media company. We are engaged in wireless voice and data communications services through Wireless,
Canada's largest wireless provider and the operator of the country's only national GSM/HSPA based network. Through Cable, we are one of Canada's largest providers of cable television services as well as high-speed Internet access and telephony services. Through Media, we are engaged in radio and television broadcasting, televised shopping, magazines and trade publications, and sports entertainment. We are publicly traded on the Toronto Stock Exchange (TSX:
RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI). For further information about the Rogers group of companies, please visit www.rogers.com.

     %CIK: 0000733099

     /For further information: Jan Innes, Vice President, Communications,
Rogers Communications Inc., (416) 935-3525/
     (RCI.A. RCI.B. RCI)

CO:  Rogers Communications Inc.

CNW 09:54e 02-DEC-08